SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

      1. Press release re MTS Announces Fourth Quarter 2007 Financial Results

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)


                                            By: /s/Eytan Bar
                                                --------------------------------
                                                Eytan Bar
                                                Chief Executive Officer


Date: March 4, 2008

                                   [MTS LOGO]

               MTS Announces Fourth Quarter 2007 Financial Results

Ra'anana, Israel -March 4, 2008 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced its financial results for the fourth quarter of 2007 and the year ended December 31, 2007.

Revenues for the fourth quarter of 2007 were $2.2 million, compared with revenues of $2.3 million in the fourth quarter of 2006. Revenues for the twelve month period ended December 31, 2007 were $9.3 million, compared with revenues of $10.5 million for the 2006 twelve month period.

Net loss for the fourth quarter was $760,000 or ($0.13) per diluted share, compared with a net loss of $669,000 or ($0.12) per diluted share in the fourth quarter of 2006. Net loss for the twelve month period ended December 31, 2007 increased to $5.8 million or ($1.01) per diluted share, compared with a net loss of $2.2 million or ($0.39) per diluted share for the 2006 twelve month period.

This increased net loss for the twelve month period ended December 31, 2007 is mainly attributable to a $2.3 million impairment charge relating to the goodwill arising from the acquisition of Teleknowledge in 2004, an equity loss of $197,000 from the sale of our ownership interest in Jusan S.A., an affiliate in which the Company held a 50% interest, an increase in our bad debts allowance and a one time sales tax assessment in our U.S. subsidiary.

Mr. Eytan Bar, MTS CEO commented "Although we are disappointed with our revenue decline in 2007, we believe that we are on the right track as our increased sales activity generated $2.9 million of new orders during the fourth quarter of 2007. We are working to translate our pipeline of orders into revenues and improved cash flow."

"On the operational side, we are continuing to improve our implementation processes while closely monitoring and reducing our overall costs" continued Mr. Bar. "The sale of our ownership interest in Jusan S.A. during the fourth quarter and cVidya Networks Inc. in the first quarter of 2008 is the second step of our restructuring plan and efforts to improve the Company's cash position and working capital. Together with the $750,000 investment of Mr. Lior Salansky, the Company has strengthened its main financial indicators and is now able to focus on its search for new opportunities and in expanding its core business." "We see the market opportunities and are ready to leverage our solutions. We are looking forward to improve both our top and bottom line performance," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                         December 31,
                                                                                    -----------------------
                                                                                       2006         2007
                                                                                    ----------   ----------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                         $    1,474   $    1,437
  Short term bank deposits                                                                 100           --
  Marketable securities                                                                    159          169
  Trade receivables (net of allowance for doubtful accounts of $ 505 and $ 882 at
    December 31, 2006 and 2007, respectively)                                            2,484        1,172
  Unbilled receivables                                                                      51          129
  Other accounts receivable and prepaid expenses                                           763          544
  Investment in other companies                                                             --          221
  Inventories                                                                              138           66
                                                                                    ----------   ----------

Total current assets                                                                     5,169        3,738
                                                                                    ----------   ----------

LONG-TERM ASSETS:
  Investments in an affiliate                                                            1,598           --
  Severance pay fund                                                                       673          730
  Other investments                                                                        366            3
  Deferred income taxes                                                                    112          153
                                                                                    ----------   ----------

Total long-term assets                                                                   2,749          886
                                                                                    ----------   ----------

PROPERTY AND EQUIPMENT, NET                                                                439          283
                                                                                    ----------   ----------

OTHER ASSETS:
  Goodwill                                                                               4,058        2,796
  Other intangible assets, net                                                           1,639          805
                                                                                    ----------   ----------

Total other assets                                                                       5,697        3,601
                                                                                    ----------   ----------

Total assets                                                                        $   14,054   $    8,508
                                                                                    ==========   ==========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                                        December 31,
                                                                                  ------------------------
                                                                                     2006          2007
                                                                                  ----------    ----------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term bank credit and current maturities on bank loan                      $      421    $      606
  Trade payables                                                                         510           447
  Accrued expenses and other liabilities                                               2,507         3,339
  Deferred revenues                                                                    1,545         1,390
                                                                                  ----------    ----------

Total current liabilities                                                              4,983         5,782
                                                                                  ----------    ----------

LONG-TERM LIABILITIES:
  Long term bank loan                                                                    583            --
  Accrued severance pay                                                                  946         1,157
                                                                                  ----------    ----------

Total long-term liabilities                                                            1,529         1,157
                                                                                  ----------    ----------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
      December 31, 2006 and 2007; Issued: 5,784,645 shares at December 31, 2006
      and 2007; Outstanding: 5,773,845 shares at December 31, 2006 and 2007               17            17
  Additional paid-in capital                                                          16,109        16,201
  Treasury shares (10,800 Ordinary shares at December 31, 2006 and 2007)                 (29)          (29)
  Accumulated other comprehensive income                                                 254            12
  Accumulated deficit                                                                 (8,809)      (14,632)
                                                                                  ----------    ----------

Total shareholders' equity                                                             7,542         1,569
                                                                                  ----------    ----------

Total liabilities and shareholders' equity                                        $   14,054    $    8,508
                                                                                  ==========    ==========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                              Year ended                  Three months ended
                                                                              December 31,                   December 31,
                                                                     ----------------------------    ----------------------------
                                                                         2006            2007            2006            2007
                                                                     ------------    ------------    ------------    ------------
Revenues:
  Product sales                                                      $      7,518    $      5,760           1,493    $      1,297
  Services                                                                  2,966           3,578             821             903
                                                                     ------------    ------------    ------------    ------------

Total revenues                                                             10,484           9,338           2,314           2,200
                                                                     ------------    ------------    ------------    ------------

Cost of revenues:
  Product sales                                                             2,631           1,872             549             398
  Services                                                                    724             864             165             167
                                                                     ------------    ------------    ------------    ------------

Total cost of revenues                                                      3,355           2,736             714             565
                                                                     ------------    ------------    ------------    ------------

Gross profit                                                                7,129           6,602           1,600           1,635
                                                                     ------------    ------------    ------------    ------------

Operating expenses:
  Research and development, net of grants from the OCS                      3,633           2,640             760             547
  Selling and marketing                                                     3,078           3,481             681             831
  General and administrative                                                2,651           3,695             697             983
  Impairment of goodwill and other intangible assets                                        2,312
                                                                     ------------    ------------    ------------    ------------

Total operating expenses                                                    9,362          12,128           2,138           2,361
                                                                     ------------    ------------    ------------    ------------

Operating loss                                                             (2,233)         (5,526)           (538)           (726)
Financial income (expenses), net                                              (54)           (105)             (5)            (74)
Capital loss on sale of long-term investment                                                  (63)                            (63)
                                                                     ------------    ------------    ------------    ------------

Loss before taxes on income                                                (2,287)         (5,694)           (543)           (863)
Tax on income (benefit), net                                                  118             (68)            115             (68)
                                                                     ------------    ------------    ------------    ------------

Loss before equity in earnings (loss) of affiliate                         (2,405)         (5,626)           (658)           (795)
Equity in earnings (loss) of affiliate                                        159            (197)            (11)             35
                                                                     ------------    ------------    ------------    ------------

Net loss                                                             $     (2,246)   $     (5,823)   $       (669)   $       (760)
                                                                     ============    ============    ============    ============

Net loss per share:

Basic and diluted net loss per Ordinary share                        $      (0.39)   $      (1.01)   $      (0.12)   $      (0.13)
                                                                     ============    ============    ============    ============

Weighted average number of Ordinary shares used in computing basic
   and diluted net loss per share                                       5,762,311       5,773,845       5,773,845       5,773,845
                                                                     ============    ============    ============    ============